EXHIBIT 99.1

Osisko Announces Royalty Transaction With Hot Chili on the Costa Fuego Copper-Gold Project in Chile

MONTREAL, June 28, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko”) (OR: TSX & NYSE) is pleased to announce that it has entered into a binding agreement to acquire a 1.0% copper net smelter return (“NSR”) royalty and a 3.0% gold NSR royalty (the “Royalties”) from Hot Chili Limited (“Hot Chili”) covering Hot Chili’s Costa Fuego Copper-Gold Project (“Costa Fuego” or the “Project”) in Chile, for total cash consideration of US$15.0 million.

Sandeep Singh, President and CEO of Osisko commented: “Costa Fuego has the potential to be a long-life, lower-cost copper mine in Chile, with significant by-product credits, importantly situated at low elevation and in close proximity to key infrastructure. We are impressed with what the Hot Chili team has been able to accomplish to date, most notably on the exploration and permitting fronts, and we look forward to future development milestones at Costa Fuego.”

COSTA FUEGO HIGHLIGHTS

  One of the world’s largest undeveloped copper projects not currently controlled by a major mining company;
  A March 2022 NI 43-101 updated global Mineral Resource Estimate (“MRE”), including both the open pit and underground portions of the Cortadera and Productora deposits, contains an Indicated Resource of 725 million tonnes (“Mt”) grading 0.47% Copper Equivalent (“CuEq”), grading 0.38% Copper (“Cu”), 0.11 g/t gold (“Au”), 0.45 g/t silver and 93 ppm Molybdenum;
  The MRE also includes an Inferred Resource of 202Mt grading 0.30% Cu and 0.06g/t Au;
  Hot Chili’s June 28, 2023 Preliminary Economic Assessment (“PEA”) projects a 16-year life-of-mine with an annual average production rate of 95kt Cu and 49koz Au in the first 14 years;
  The PEA projects one of the lowest capital intensity copper development projects globally;
  Costa Fuego is situated at low altitude and is in close proximity to all key infrastructure requirements;
  Secured a water permit and power connection to the grid, and the Project’s Environmental Impact Assessment is significantly advanced; and
  An updated MRE for the Project is scheduled for late 2023 and will serve as the basis for Pre-Feasibility Study (“PFS”), scheduled for completion in 2024.

ADDITIONAL TRANSACTION CONSIDERATIONS

  Osisko has granted Hot Chili an option to buy down a portion of the royalty, which can only occur upon change of control and exercisable until the fourth anniversary of the transaction close. The buydown option can reduce the copper and gold royalties by 0.5% respectively (resulting in 0.5% Cu royalty and 2.5% Au royalty), in exchange for payment in an amount equal to 130%, 140%, or 150% of the up-front price paid by Osisko if exercised before the 2nd, 3rd or 4th anniversary of the transaction close;
  Hot Chili has granted Osisko a corporate right of first offer on all future potential royalty and streaming opportunities, as well as certain other rights on proposed future royalty financings; and
  Osisko will be granted the Royalties on Hot Chili’s effective ownership of the properties (see below). Should Hot Chili’s ownership of these properties increase, the royalty will thereafter apply to the increased ownership level.

THE COSTA FUEGO PROJECT

The Costa Fuego Project contains three deposits with current Mineral Resources (Productora, Cortadera and San Antonio), and is located in the Atacama region of Chile in the low altitude coastal range belt (~800m elevation). The Project is surrounded by existing infrastructure with the Project centre at Productora located 15 minutes by road from the city of Vallenar on the Pan-American Highway. Costa Fuego will leverage existing surface rights (already secured) for proposed central processing facilities at Productora. In addition, the Project will take advantage of existing infrastructure access in the form of already-obtained powerline and seawater pipeline corridor easements; of note is that a maritime concession has been recently granted to Hot Chili for the Project, referring to coastal land access as well as the right to extract sea water for processing purposes as metallurgical test work has indicated that no de-salinization will be required. A key port facility and power sub-station are located 55 km and 20 km away, respectively, with Hot Chili having already secured an electrical connection to the national power grid. An aerodrome is located approximately 14km from Productora. Finally, of note is that Glencore has an offtake agreement for 60% of the mine’s production over the first 8 years.

A PFS for Cost Fuego is anticipated for 2024 following the completion of a 30,000 metre drilling campaign which is planned to commence in 2023. At present, 82% of Costa Fuego’s global MRE is classified as Indicated, providing an already-strong platform for Hot Chili as it prepares the PFS.

Productora is held in a joint venture, presently 80% owned by Hot Chili and Cortadera is 100% owned by Hot Chili. Hot Chili executed an option agreement with a private party to earn a 90% interest in the San Antonio copper-gold project over a four-year period.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd.

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 #116 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability & Communications Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that development of the Project will continue in a timely manner, including the timely delivery of a PFS, that the asset will prove to be a long-life and low-cost copper mine, that mineral resources will eventually convert into mineral reserves, that forecasted production estimates will be achieved, that conditions will be met to allow Hot Chili to exercise its buydown option and its option in respect of the San Antonio property, that opportunities will arise to allow Osisko to exercise its right of first offer as well as certain other royalty financing rights, production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition, (f) that that conditions will be met to allow Osisko to exercise its right of first offer as well as certain other royalty financing rights; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: that Hot Chili will maintain its development schedule in a manner consistent with past practice achieve exploration success; the accuracy of public statements and disclosures made by Hot Chili; no adverse development in respect of the Project; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and the absence of significant change in Osisko’s ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by Hot Chili pertaining to its Project and the development thereof and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.